Sun Life Financial announces perpetual Preferred Share issue

TORONTO (January 25, 2007) — Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a domestic public offering of $250 million of Class A Non-Cumulative Preferred Shares Series 5 (the “Preferred Shares”). The Preferred Shares will be priced at $25.00 per share and will pay non-cumulative quarterly dividends of $0.28125 per share, yielding 4.50% annually. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem the Preferred Shares in whole or in part at a declining premium.

The Preferred Shares will be perpetual preferred shares, providing Sun Life Financial with attractive, low-cost capital. The net proceeds of the offering will be used for general business purposes. The offering will be underwritten by a syndicate led by RBC Dominion Securities Inc., and is expected to close on February 2, 2007.

The Preferred Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2006, the Sun Life Financial group of companies had total assets under management in excess of $400 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Kevin Strain

Vice-President, Investor Relations

416-204-8163

investor.relations@sunlife.com